BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE FISCAL COUNCIL

HELD ON NOVEMBER 05, 2021

1.           Date, Time and Place: Held on November 05, 2021, at 10:00 a.m., by videoconference.

2.           Summons and Presence: Summons duly held pursuant to the Fiscal Council Internal Regulation, with the presence of the totality of the members of the Fiscal Council: Messrs. Attílio Guaspari, Maria Paula Soares Aranha and André Vicentini.

3.           Presiding Board: Chairman: Attílio Guaspari. Secretary: Carlos Eduardo de Castro Neves.

4.           Agenda: Analysis and discussion of the Quarterly Financial Report for the quarter ended September 30, 2021.

5.           Matters and Resolutions: Once the agenda has been examined, the following matter was discussed:

5.1.       Analysis and discussion of the Quarterly Financial Report for the quarter ended September 30, 2021. The quarterly financial report for the quarter ended September 30, 2021 (“3rd ITR/2021”) was presented to the members of the Fiscal Council. After analysis and discussion, the members of the Fiscal Council clarified their doubts and acknowledged the 3rd ITR/2021.

6.           Documents Filed at the Company: The documents analyzed by the members of the Fiscal Council, together with the documents related with the information presented during the meeting were filed at the Company’s head office.

7.           Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up, having been read and found correct by all those present, and signed.

I certify that the above text is an extract of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Fiscal Council.

São Paulo, November 05, 2021. _________________________________ Carlos Eduardo de Castro Neves Secretary

Minutes of the Ordinary Meeting of the Fiscal Council held on November 05, 2021